SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F     ☒   Form 40-F  ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes  ☐       No   ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

    On May 19, 2011, the Company published notification in the German Electronic Gazette according to section 30b para. 1 sentence 1 no. 2 of the German Securities Trading Act regarding a resolution on the purchase of treasury shares. A copy of the notification is furnished as Exhibit 99.1. A convenience translation of the agenda for the Company’s annual general meeting referred to in the notification is available as Exhibit 99.1 to the Form 6-K furnished by the Company on April 1, 2011.

    The Exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 20, 2011

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

	By:	/s/ Dr. Ben J. Lipps
		Name:	Dr. Ben J. Lipps
		Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

	By:	/s/ Michael Brosnan
		Name:	Michael Brosnan
		Title:	Chief Financial Officer and Member of the Management Board of the General Partner